Exhibit 99.1

4th August 2004

Directors’ Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc (“the Company”) advises that on 3rd August 2004 the under mentioned Directors were granted the following share options under the Company's Share Option Plan in accordance with the rules of the Cable & Wireless Incentive Plan:-

Director	Number of Options over the Company's Ordinary Shares of 25 pence each

Francesco Caio	1,946,000 at a price of 108 pence per Ordinary Share

Charles Herlinger	927,000 at a price of 108 pence per Ordinary Share

Kevin Loosemore	1,135,000 at a price of 108 pence per Ordinary Share

George Robertson	463,000 at a price of 108 pence per Ordinary Share

Robert Rowley	579,000 at a price of 108 pence per Ordinary Share

George Battersby	811,000 at a price of 108 pence per Ordinary Share

The options granted are exercisable from 03 August 2007 to 02 August 2011, subject to the achievement of performance conditions based upon Total Shareholder Return ("TSR").

Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index during the performance period starting on the date of grant and ending on the third anniversary of the date of grant. Where TSR performance meets the median, 50% of the initial award vests. A sliding scale operates between median and upper quartile and nothing vests for performance below the median. If performance conditions have not been met by the third anniversary of the beginning of the performance period, the options lapse.

The Directors were advised of this information on 4th August 2004.